UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-4F

(Amendment No. 2)

(Rule 13e-102)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF

1934 AND RULE 13e-4 THEREUNDER

WEST FRASER TIMBER CO. LTD.

(Name of Issuer)

British Columbia, Canada

(Jurisdiction of Issuer’s Incorporation or Organization)

West Fraser Timber Co. Ltd.

(Name(s) of Person(s) Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

952845105

(CUSIP Number of Class of Securities)

West Fraser Timber Co. Ltd.

501 – 858 Beatty Street

Vancouver, British Columbia

Canada V6B 1C1

Attn. Christopher A. Virostek, Chief Financial Officer

Tel: (604) 895-2745

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Michael Taylor

McMillan LLP

1500 – 1055 West Georgia Street

Vancouver, British Columbia

Canada V6E 4N7

Tel: (604) 691-7410

April 26, 2022

(Date tender offer first published, sent or given to security holders)

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) is filed by West Fraser Timber Co. Ltd., a company organized under the laws of British Columbia, Canada (the “Company”) in order to amend and supplement the Schedule 13E-4F filed with the Securities Exchange Commission (the “SEC”) on April 26, 2022 (the “Original Schedule 13E-4F”) and as amended by the Amendment No. 1 to Schedule 13E-4F filed by the Company with the SEC on June 3, 2022 (as amended, the “Schedule 13E-4F”). The Original Schedule 13E-4F was filed by the Company in connection with its substantial issuer bid/tender offer (the “SIB”) pursuant to which the Company offered to purchase from shareholders for cancellation up to US$1.25 billion of its outstanding common shares (“Common Shares”). The terms and conditions of the SIB are set forth in the Offer to Purchase and Circular of the Company dated April 26, 2022 which has been included as Document 1 in Item 1 of Part I of the Original Schedule 14E-F, together with the accompanying Letter of Transmittal and Notice of Guaranteed Delivery filed as Documents 2 and 3 of Item 1 of Part I of the Original Schedule 14E-F, respectively.

The Schedule 13E-4F is hereby further amended and supplemented by adding the following:

•

The Company has taken up and purchased for cancellation a total of 11,898,205 Common Shares at a price of US$95.00 per share under the SIB for an aggregate purchase price of approximately US$1.130 billion. The Common Shares purchased represent approximately 11.7% of the total number of West Fraser’s issued and outstanding Common Shares and Class B shares at the time the SIB was announced in late April 2022. After giving effect to the SIB, West Fraser will have 87,473,547 Common Shares and 2,281,478 Class B shares issued and outstanding. No Class B shares were purchased under the SIB.

The above disclosure has been included in the press release issued by the Company on June 7, 2022, a copy of which is attached as Exhibit 99.5.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The Issuer has filed the following as Exhibits to this Schedule:

Exhibit Number	Description of Exhibit

99.5	Press release of the Company dated June 7, 2022 (1)

107.1	Filing Fee Table (2)

(1)	Filed herewith
(2)	Filed with the Original Schedule 13E-4F

PART IV

SIGNATURES

By signing this Amendment No. 2 to Schedule 13E-4F, the person filing the Amendment No. 2 to Schedule 13E-4F consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 13E-4F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the Issuer’s designated agent.

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 7, 2022

WEST FRASER TIMBER CO. LTD.

By:	/s/ Raymond W. Ferris
	Name:	Raymond W. Ferris
	Title:	President and Chief Executive Officer